SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

OvaScience, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

69014Q101
(CUSIP Number)

June 11, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/    /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 818,185 shares, which constitutes approximately 5.7% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 14,262,276 shares outstanding.


CUSIP No. 69014Q101

1.     Name of Reporting Person:

           BBT Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Cayman Islands

                         5.     Sole Voting Power:  490,911 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  490,911 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          490,911

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 3.4%

12.     Type of Reporting Person: PN
--------------
(1)  Power is exercised by its investment adviser, BBT Capital Management, LLC, pursuant to the terms of an Investment Advisory and Management Agreement.


CUSIP No. 69014Q101

1.     Name of Reporting Person:

           BBT Master Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Cayman Islands

                         5.     Sole Voting Power:  327,274 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  327,274 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          327,274

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 2.3%

12.     Type of Reporting Person: PN
--------------
(1)  Power is exercised by its investment adviser, BBT Capital Management, LLC, pursuant to the terms of an Investment Advisory and Management Agreement.


Item 1(a).     Name of Issuer.

The name of the issuer is OvaScience, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 215 First Street, Suite 240, Cambridge, Massachusetts 02142.

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of BBT Fund, L.P., a Cayman Islands exempted limited partnership ("BBT Fund"), and BBT Master Fund, L.P., a Cayman Islands exempted limited partnership ("BBT Master Fund"), the "Reporting Persons." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  BBT Genpar, L.P., a Delaware limited partnership ("BBT Genpar"), BBT-FW, Inc., a Delaware corporation ("BBT-FW"), BBT Master Genpar, L.P., a Delaware limited partnership ("BBT Master Genpar"), BBT Master FW, Inc., a Delaware corporation ("BBT Master FW"), BBT Capital Management, LLC, a Delaware limited liability company ("BBTCM"), and Sid R. Bass ("Bass").  The Reporting Persons and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office or residence of BBT Fund and BBT Master Fund is 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands.

The address of the principal business office or residence of BBT Genpar, BBT-FW, BBT Master Genpar, BBT Master FW, BBTCM and Bass is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

Item 2(c).      Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 69014Q101.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.     Ownership.

(a) - (b)

Reporting Persons

BBT Fund

The aggregate number of shares of the Stock that BBT Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 490,911, which constitutes approximately 3.4% of the outstanding shares of the Stock.

BBT Master Fund

The aggregate number of shares of the Stock that BBT Master Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 327,274, which constitutes approximately 2.3% of the outstanding shares of the Stock.

Controlling Persons

BBT Genpar

Because of its position as the managing general partner of BBT Fund, BBT Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 490,911 shares of the Stock, which constitutes approximately 3.4% of the outstanding shares of the Stock.

BBT-FW

Because of its position as the sole general partner of BBT Genpar, BBT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 490,911 shares of the Stock, which constitutes approximately 3.4% of the outstanding shares of the Stock.

BBT Master Genpar

Because of its position as the managing general partner of BBT Master Fund, BBT Master Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 327,274 shares of the Stock, which constitutes approximately 2.3% of the outstanding shares of the Stock.

BBT Master FW

Because of its position as the sole general partner of BBT Master Genpar, BBT Master FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 327,274 shares of the Stock, which constitutes approximately 2.3% of the outstanding shares of the Stock.

BBTCM

Pursuant to an Investment Advisory and Management Agreement with each of BBT Fund and BBT Master Fund, BBTCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 818,185 shares of the Stock, which constitutes approximately 5.7% of the outstanding shares of the Stock.

Bass

Because of his positions as (i) the sole director and President of BBT-FW, (ii) the sole director and President of BBT Master FW and (iii) the member and President of BBTCM, Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 818,185 shares of the Stock, which constitutes approximately 5.7% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

BBT Fund

Acting through its investment adviser, BBT Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 490,911 shares of the Stock.

BBT Master Fund

Acting through its investment adviser, BBT Master Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 327,274 shares of the Stock.

Controlling Persons

BBT Genpar

BBT Genpar has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

BBT-FW

BBT-FW has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

BBT Master Genpar

BBT Master Genpar has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

BBT Master FW

BBT Master FW has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

BBTCM

Pursuant to an Investment Advisory and Management Agreement with each of BBT Fund and BBT Master Fund, BBTCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 818,185 shares of the Stock.

Bass

Bass has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

Not Applicable.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

Not Applicable.

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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     February 12, 2013

BBT FUND, L.P.

By: BBT Genpar, L.P., managing general partner

  By:   BBT-FW, Inc., general partner

     By: /s/ William O. Reimann
           William O. Reimann, Vice President

BBT MASTER FUND, L.P. By: BBT Master Genpar, L.P., managing general partner By: BBT Master FW, Inc., general partner By: /s/ William O. Reimann William O. Reimann, Vice President